GENERAL CLEANING AND MAINTENANCE
                            A Nevada Corporation
                               412 Martha St.
                             Las Vegas, NV 89110

June 29, 2011

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Adam F. Turk, Attorney-Adviser

Re:    General Cleaning and Maintenance
       Amendment No. 1 to Registration Statement on Form S-1
       Filed May 13, 2011
       File No.:  333-173222

Dear Mr. Turk:

On behalf of General Cleaning and Maintenance (the "Company"), this letter responds to your June 2, 2011 comment letter, concerning our Registration Statement on Form 10. A marked copy of our revisions to the Registration Statement is enclosed for your reference. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General
-------

1. Please update your financial statements as required. See Item 3-12 of Regulation S-X.

Response: We have updated our financial statement as required under Regulation S-X.


2. Please tell us whether you are currently seeking Blue Sky registration of your securities in any jurisdiction. Please consider adding a risk factor which explains that your offering may not receive Blue Sky approval in jurisdictions in which you or your selling shareholders intend to sell securities and how that may impact investors.

Response: At this time, we are not currently seeking Blue Sky registration of our securities in any jurisdiction. We have added a risk factor which explains that our offering may not receive Blue Sky approval in jurisdictions in which we or our selling shareholders intend to sell securities and how that may impact investors. See new Risk Factor No. 25.

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Prospectus Cover Page
---------------------

3. Please confirm that your printed prospectus cover page will fit on a single page. See Item 501(b) of Regulation S-K.

Response: This confirms that our printed prospectus cover page will fit on the single page. We plan to adjust the margins and font type as required.


Description of Business
-----------------------

Employees, page 34
------------------

4. We note your disclosure that Rocio Corral intends to devote 40 hours per week to your business. We also note your disclosure on page 41 that Ms. Corral is currently employed at Angelica Cleaners in Las Vegas, Nevada as a cleaning assistant. Please revise to include risk factor disclosure, as applicable, regarding Ms. Corral's other employment obligations.

Response: We have added a risk factor regarding Ms. Corral's other employment obligations. See new Risk Factor No. 11.


Directors, Executive Officers, Promoters and Control Persons, page 42
---------------------------------------------------------------------

5. We note your response to comment 22 in our letter dated April 28, 2010 and we reissue the comment. Please revise to describe, from among the experiences listed or from other experiences or qualifications Ms. Corral may have, the specific experience, qualifications, attributes and skills led to the conclusion that Ms. Corral should serve as director.

Response: We have revised the disclosure to discuss the specific experience, qualifications, attributes and skills led to the conclusion that Ms. Corral should serve as director. See added disclosure under employment background, on Page 41.













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Mr. Turk, we hope our responses satisfactorily address your comments.
Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

General Cleaning and Maintenance

By:  /s/  Rocio Corral
---------------------------------
          Rocio Corral
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel


















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